News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	November 10, 2021

Seabridge Gold Files Third Quarter Report to Shareholders and its
Financial Statements and MD&A

Toronto, Canada… Seabridge Gold (TSX:SEA) (NYSE:SA) announced today that it has filed its Report to Shareholders, Interim Financial Statements and Management's Discussion and Analysis for the three and nine months ended September 30, 2021 on SEDAR (www.sedar.com). To view the Report on the Company's website, please see: https://www.seabridgegold.com/investors/financial-reports.

Recent Highlights

  Completed field activities at KSM to incorporate Snowfield deposit into new 2022 PFS
  Continuation of early KSM site capture activities
  Key additions made to senior management team
  Drilling continues at Snowstorm
  Drilling at Iskut continues to point towards potential large gold-copper porphyry system
  Maiden exploration program at 3 Aces identifies drill targets

Covid-19 Safety

The Company planned and executed its exploration and development work at KSM, Iskut, Snowstorm and 3 Aces projects under the same successful COVID-19 protocols it implemented in 2020. Management effectively operated its camps within the safety and testing protocols it implemented to ensure the safety of personnel, contractors, communities and First Nations. These protocols reduced the work that could be accomplished but provided a safe environment for our personnel.

Financial Results

During the three-month period ended September 30, 2021 Seabridge posted a net loss of $0.8 million ($0.01 per share) compared to a net earnings of $5.0 million ($0.07 per share) for the same period last year. During the 3rd quarter, Seabridge invested $25.6 million in mineral interests, compared to $12.0 million during the same period last year. At September 30, 2021, net working capital was $41.6 million compared to $36.0 million at December 31, 2020.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at http://www.seabridgegold.com.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Technical Information

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

ON BEHALF OF THE BOARD "Rudi Fronk" Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada 416-367-9292   www.seabridgegold.com